FORM 5
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP

[]  Check box if
  no longer
  subject to Section
  16. Form 4 or
  Form 5 obligations
  may continue.
  See Instruction 1(b)

[]Form 3 Holdings Reported

[x]Form 4 Transactions Reported

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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
  ----------------------------------------------|-------------------------------------------|-------------------------------------
  1.  Name and Address of Reporting Person*     |2. Issuer Name and Ticker or Trading Symbol|6. Relationship of Reporting Person
                                                |                                           |   to Issuer
                                                |                                           |   (Check all applicable)
  Yun               Daniel                      | Emergent Group Inc.                       | X Director     X 10% Owner
  ----------------------------------------------|                                           | __Officer      __ Other
  (Last)            (First)    (Middle)         |-------------------------------------------|   (give title    (specify
                                                |3.IRS Identification  |4. Statement for    |    below)         below)
  375 Park Avenue, Suite 3607                   |  Number or Reporting |   Month/Year       |
                                                |  Person, if an Entity|   May 2002         |
  ----------------------------------------------|  (Voluntary)         |   (Fiscal Year End)|
              (Street)                          |                      |                    |
                                                |                      |----------------------------------------------------------
  New York        NY              10152         |                      |5. If Amendment,    |7. Individual or Joint/Group Filing
  ----------------------------------------------|                      |   Date of Original |   (Check applicable line)
  (City)          (State)         (Zip)         |                      |   (Month/Year)     |
                                                |                      |                    | X Form filed by one Reporting Person
                                                |                      |         N/A        | _ Form filed by more than one
                                                |                      |                    |   Reporting Person
  ----------------------------------------------|---------------------------------------------------------------------------------
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                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security        2. Transaction    3.Transaction   4. Securities Acquired    5.Amount of    6. Ownership    7. Nature of
       (Instr. 4)                Date             Code            (A) or Disposed of      Securities      Form Direct     Indirect
                                                (Instr. 8)        (D)(Instr. 3,4 and 5)   Beneficially    (D) or          Beneficial
                               (Month/Day/                                                Owned at End    Indirect (I)    Ownership
                                  Year)       Code      V       Amount  (A) or  Price     of Issuer's
                                                                        (D)               Fiscal Year
                                                                                          (Instr.3&4)
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Common Stock                    5/6/02          (1)    (1)       (1)     (1)    (1)        11,468,336         D
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*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.
                            (Print or Type Response)                      (Over)


FORM 5 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

----------|---------|--------|----------|----------------|--------------|--------------|----------|---------|-----------|-----------
1.        | 2.      | 3.     |4. Trans- |5. Number of    |6. Date Exer- |7. Title and  |8. Price  |9. Number|10.Owner   |11.
Title of  | Conver- | Trans- |   action |   Derivative   |   cisable and|   Amount of  |   of     | of      | Form of   |Nature
Derivative| sion or | action |   Code   |   Securities   |   Expiration |   Underlying |   Deriva-| Deriv-  | Derivative|of
Security  | Exer-   | Date   |   (Instr.|   Acquired (A) |   Date       |   Securities |   tive   | ative   | Securities|Indirect
(Instr. 4)| cise    | (Month/|   8)     |   or Disposed  |   (Month/Day/|              |   Secur- | Benefic | Direct    |Bene-
          | Price of| Day/   |          |   of (D) (Instr|   Year)      |   (Instr. 3  |   ity    | ially   | (D) or    |ficial
          | Deriv-  | Year)  |          |   3, 4, and 5) |              |    and 4)    |   (Instr.| Owned   | Indirect  |Owner-
          | ative   |        |          |                |              |              |    5)    | At End  | (1)       |ship
          | Secur-  |        |          |                |-------|------|------|-------|          | of year |           |(Instr.4)
          | ity     |        |          |                |       |      |      |       |          |(Instr.4)|           |
          |         |        |-----|----|-------|--------| Date  |Expira|      | Amount|          |         |           |
          |         |        | Co  | V  |  (A)  |  (D)   | Exer- |tion  | Title|  or   |          |         |           |
          |         |        |     |    |       |        | cisa  |Date  |      | Number|          |         |           |
          |         |        |     |    |       |        | ble   |      |      |  of   |          |         |           |
          |         |        |     |    |       |        |       |      |      | Shares|          |         |           |
          |         |        |     |    |       |        |       |      |      |       |          |         |           |
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
Explanation of Responses:

(1) In May 2002, Emergent Management Company LLC made a pro rata distribution of its 22,718,383 shares to its members. Mr. Yun received
10,223,272 shares as a result of such distribution, including 700,000 shares that were gifted to 17 individuals in August 2001. Mr. Yun controls the voting and disposition over said 700,000 shares, but he has no economic interest in said 700,000 shares. The 11,468,336 shares includes 700,000 shares gifted to 17 persons and 1,233,334 shares owned by Emergent Capital LP, which Mr. Yun has sole voting and dispositive power.


** International misstatements or omissions of facts constitute Federal Criminal Violations.              /s/ Daniel Yun     3/25/03
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                    Daniel Yun       Date

                                                                                                          **Signature of Reporting
Person
Note: File three copies of this Form, one of which must be manually signed.  If space provided is insufficient.
       See Instruction 6 for procedure.

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